REUNION INDUSTRIES, INC.
				11 STANWIX STREET - SUITE 1400
				    PITTSBURGH, PA 15222


June 27, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010
Attn: Mr. Terence O'Brien, Branch Chief

	RE: 	FILE NO 1-15739
		RESPONSE TO YOUR JUNE 13, 2007 LETTER

Dear Mr. O'Brien,

	This letter is written in response to the comments made to us in your letter dated June 13, 2007. Our response is numbered to correspond to the number used in your comment letter and the response begins with a brief summary of your comment.

1. 	Consolidated Statements of Operations
	SEC COMMENT SUMMARY:
		In future filings include gain from debt extinguishment below the operating profit line in accordance with Rule 5-03 of Regulation S-X.


	REUNION RESPONSE:
		In future filings, the Company will include gain from debt extinguishment below the operating profit line.


Sincerely,
REUNION INDUSTRIES, INC.




By:/s/_John M. Froehlich
Chief Financial Officer



Copy:	Scott A. Junkin, Reid and Riege, P.C.
	Joseph Zarkowski, Mahoney Cohen & Company, CPA, P.C.





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